

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Austen Lambrecht
Chief Executive Officer
1606 Corp.
2425 E. Camelback Rd, Suite 150
Phoenix, AZ 85016

Re: 1606 Corp.
Registration Statement on Form S-1
Filed on June 4, 2024
File No. 333-279940

Dear Austen Lambrecht:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Higley